SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33309; File No. 812-14822

American Fidelity Assurance Company, <u>et al</u>., Notice of Application

November 29, 2018

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice.

Notice of application for an order approving the substitution of certain securities pursuant to section 26(c) of the Investment Company Act of 1940, as amended (the "1940 Act").

<u>Applicants</u>: American Fidelity Assurance Company (the "Insurance Company"), American Fidelity Separate Account B and American Fidelity Separate Account C (each, a "Separate Account" and together, the "Separate Accounts"). Together, the Insurance Company and the Separate Accounts are referred to as the "Applicants."

<u>Summary of Application</u>: Applicants seek an order pursuant to section 26(c) of the 1940 Act approving the substitution of shares of American Funds IS Blue Chip Income and Growth Fund (the "American Funds Blue Chip Fund") and Dreyfus VIF Opportunistic Small Cap Portfolio (the "Dreyfus Small Cap Fund," and together with the American Funds Blue Chip Fund, the "Replacement Funds"), respectively, for shares of BlackRock Basic Value V.I. Fund (the "BlackRock Basic Value Fund"), and BlackRock Advantage U.S. Total Market V.I. Fund (the "BlackRock Total Market Fund," and together with the BlackRock Basic Value Fund, the "Existing Funds"), respectively, held by the Separate Accounts (the "Substitution"), to support the Separate Accounts' variable annuity contracts (each, a "Contract" and collectively, the "Contracts") that are issued by the Insurance Company.

<u>Filing Dates</u>: The application was filed on September 26, 2017, and amended on January 31, 2018, March 8, 2018, August 10, 2018 and November 7, 2018.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on December 24, 2018, and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the 1940 Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

<u>Addresses</u>: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: Christopher T. Kenney, General Counsel, American Fidelity Assurance Company, P.O. Box 73125, Oklahoma City, OK 73125-0523.

<u>For Further Information Contact</u>: Asen Parachkevov, Senior Counsel, or Andrea Ottomanelli Magovern, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief Counsel's Office).

<u>Supplementary Information</u>: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an Applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

<u>Applicants' Representations</u>:

1. The Insurance Company is a stock life insurance company incorporated under the laws of Oklahoma. The Insurance Company is a wholly-owned subsidiary of American Fidelity Corporation, which is a Nevada corporation that is controlled by a family investment partnership. The Insurance Company is the depositor of the Separate Accounts.

2. Each of the Separate Accounts is a segregated asset account of the Insurance Company, and each Separate Account is registered with the Commission under the 1940 Act as a unit investment trust. The Separate Accounts are used by the Insurance Company to issue the Contracts. The Separate Accounts meet the definition of "separate account" contained in Section 2(a)(37) of the 1940 Act. The assets of the Separate Accounts are held in the Insurance Company's name on behalf of the Separate Accounts and legally belong to the Insurance Company.

3. The Insurance Company established Separate Account B to hold the assets that underlie the AFAdvantage® Variable Annuity contracts, and established Separate Account C to hold the assets that underlie the AFMaxx® 457(b) Group Variable Annuity contracts. Separate Account B offers individual contracts, and Separate Account C offers group contracts. Separate Accounts B and C are divided into 12 sub-accounts, and each sub-account invests in the securities of a single underlying mutual fund.

4. Interests under the Contracts are registered under the Securities Act of 1933 (the "1933 Act"). The prospectus for each of the Contracts contains a provision reserving the Insurance Company's right to substitute another eligible investment option for any one of the portfolios available under the Contract.[1] Each Contract permits each contract owner or

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[1] The Replacement Funds were not investment options in the Separate Accounts as of the date of the original application; however, the Insurance Company added the Dreyfus Small Cap Fund as an investment option in each Separate Account on July 31, 2017 and added the American Funds Blue Chip Fund as an investment option in each Separate Account as of May 1, 2018.

participant in a group account (each, a "Contract Owner") to transfer Contract value from one subaccount to another subaccount available under the Contract at any time, subject to certain restrictions and charges described in the prospectuses for the Contracts. None of the Contract restrictions, limitations or transfer fees will apply in connection with the Substitution. The application sets forth the registration statement file numbers for the Contracts and the Separate Accounts.

5.   The Applicants propose to substitute shares of each of the Replacement Funds for shares of the corresponding Existing Fund held by the Separate Accounts. The investment adviser for the American Funds Blue Chip Fund is Capital Research and Management Company. The investment adviser for the Dreyfus VIF Small Cap Fund is the Dreyfus Corporation. The Replacement Funds are advised by registered investment advisers that are not affiliates of the Applicants. Comparisons of the investment objectives, investment strategies, principal risks and past performance of the Existing Funds and Replacement Funds are included in the application.

6.   Applicants state that they are seeking the Substitution because the BlackRock Total Market Fund (f/k/a BlackRock Value Opportunities V.I. Fund (the "BlackRock Value Opportunities Fund")) made material changes to its investment objectives and policies effective in June 2017. Due to the changes to its investment objectives, the fund is no longer categorized as a small cap fund. Additionally, the fund's entire portfolio management team was replaced with a new team that has a new investment process. As a result of these changes, Separate Account investors who originally invested in the BlackRock Value Opportunities Fund are now invested in a fund with new investment objectives, a new management team and new investment processes. The Applicants are seeking the Substitution in order to replace BlackRock Total

Market Fund with a fund that more closely resembles the original BlackRock Value Opportunities Fund in which the Separate Account participants originally chose to invest.

7.   The Applicants also are seeking the Substitution to replace shares of the BlackRock Basic Value Fund with shares of the American Funds Blue Chip Fund. Applicants have an ongoing relationship with American Funds, and the Separate Accounts currently offer another American Funds product in their portfolio line-up. Applicants prefer to build on their existing relationship with American Funds by adding the American Funds Blue Chip Fund as the large cap investment option offered under the Contracts in place of the BlackRock Basic Value Fund.

8.   The Applicants have analyzed the proposed Substitution and have determined that the objectives and strategies of each of the Replacement Funds are substantially similar to the objectives and strategies of the corresponding Existing Fund, such that the essential objectives and risk expectations of those Contract Owners with interests in sub-accounts of the Existing Funds will continue to be met after the Substitution. Additionally, the total annual expenses of the American Funds Blue Chip Fund (0.41%) are less than those of the corresponding Existing Fund (0.84%); and the total annual expenses of the Dreyfus Small Cap Fund (0.86%) are less than those of the corresponding Existing Fund (1.01%). The Substitution of the American Funds Blue Chip Fund (0.41%) in place of the BlackRock Basic Value Fund (0.73%) will also result in a decreased net expense ratio. Due to expense waivers by the BlackRock Total Market Fund, however, the Substitution of the Dreyfus Small Cap Fund (0.86%) in place of the BlackRock Total Market Fund (0.55% after June 12, 2017; 0.92% before June 12, 2017) will not result in decreased net expense ratios. The application sets forth the fees and expenses of each Existing Fund and its corresponding Replacement Fund in greater detail.

9.   Applicants represent that as of the Substitution Date (defined below), the Separate Accounts will redeem shares of the Existing Portfolios for cash. Redemption requests and purchase orders will be placed simultaneously so that Contract values will remain fully invested at all times.

10.   Each Substitution will take place at the relative net asset values of the respective shares (in accordance with section 22(c) of the 1940 Act and rule 22c-1 thereunder) without the imposition of any transfer or similar charges by Applicants. The Substitution will be effected with no change in the amount or value of any Contract held by Contract Owners whose assets are allocated to the Replacement Funds as part of the Substitution (the "Affected Contract Owners").[2]

11.   The Substitution is designed to provide Contract Owners with the ability to continue their investment in a similar investment option without interruption and at no additional cost to them. In this regard, the Insurance Company has agreed to bear all expenses incurred in connection with the Substitution and related filings and notices, including legal, accounting, brokerage, and other fees and expenses. The Contract values of the Contract Owners impacted by the Substitution will not change on the date of the Substitution as a result of the Replacement Funds replacing the Existing Funds.

12.   The proposed Substitution will not cause the Contract fees and charges currently being paid by Contract Owners to be greater after the proposed Substitution than before the

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[2] Applicants state that, because the Substitution will occur at relative net asset value, and the fees and charges under the Contracts will not change as a result of the Substitution, the benefits offered by the guarantees under the Contracts will be the same immediately before and after the Substitution. Applicants also state that what effect the Substitution may have on the value of the benefits offered by the Contract guarantees would depend, among other things, on the relative future performance of the Existing Funds and Replacement Funds, which Applicants cannot predict. Nevertheless, Applicants note that at the time of the Substitution, the Contracts will offer a comparable variety of investment options with as broad a range of risk/return characteristics.

proposed Substitution. No brokerage commissions, fees or other remuneration will be paid by either the Existing Funds or the Replacement Funds or by Contract Owners in connection with the Substitution. The terms of the benefits available under the Contracts will not change as a result of the proposed Substitutions. The Substitution will not result in adverse tax consequences to Affected Contract Owners and will not alter any tax benefits associated with the Contracts and no tax liability will arise for the Affected Contract Owners as a result of the Substitution.

13. At least 30 days prior to the Substitution Date, Contract Owners will be notified, via prospectus supplements, that Applicants received or expect to receive Commission approval of the proposed Substitution and of the anticipated date of implementation of the proposed Substitution (the "Substitution Date", and such supplements, the "Pre-Substitution Notice"). Pre-Substitution Notices sent to Contract Owners will be filed with the Commission pursuant to rule 497(e) under the 1933 Act. The Pre-Substitution Notice will advise Contract Owners that, for at least 30 days before the Substitution Date through at least 30 days after the Substitution Date, (i) Affected Contract Owners may make at least one transfer of Contract value from the subaccount investing in the respective Existing Fund (before the Substitution Date) or the corresponding Replacement Fund (after the Substitution Date) to any other available investment option under the Contract without charge, and (ii) that, except with respect to market timing/short-term trading, the Applicants will not exercise any right they may have under the Contracts to impose restrictions on transfers between subaccounts under the Contract,. In addition, Affected Contract Owners will receive a prospectus for the applicable Replacement Fund at least 30 days before the Substitution Date.

14. In addition to the Pre-Substitution Notices distributed to the Contract Owners, within five business days of the Substitution Date, Affected Contract Owners will be sent a written

confirmation that will include: (1) a confirmation that the Substitution was carried out as previously notified, (2) a notice reiterating the information set forth in the Pre-Substitution Notice, and (3) the values of the Contract Owner's positions in the Existing Fund before the Substitution and the Replacement Fund after the Substitution.

Legal Analysis:

1. Applicants request that the Commission issue an order pursuant to section 26(c) of the 1940 Act approving the proposed Substitution. Section 26(c) of the 1940 Act prohibits any depositor or trustee of a registered unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order from the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the 1940 Act.

2. Applicants submit that the Substitution meets the standards set forth in section 26(c) and that, if implemented, the Substitution would not raise any of the concerns that Congress intended to address when the 1940 Act was amended to include this provision. Applicants state Substitution of the American Funds Blue Chip Fund in place of the BlackRock Basic Value Fund will result in decreased net expense ratios for investors in the BlackRock Basic Value Fund. Thus, the Substitution protects the Contract Owners who are invested in the BlackRock Basic Value Fund by providing a replacement fund that (1) is substantially similar to the Existing Fund, and (2) reduces net operating expenses.

3. Applicants submit that, although the Substitution of the Dreyfus Small Cap Fund in place of the BlackRock Total Market Fund will not result in decreased net expense ratios because of expense waivers by the BlackRock Total Market Fund that were implemented as of

June 12, 2017 when the fund changed its investment strategy from a small cap strategy to an all cap strategy, the proposed Substitution will result in Contract Owners holding shares of a fund that has investment objectives and policies that are substantially similar to the corresponding Existing Fund, prior to the investment strategy changes. Therefore, the Substitution of the Dreyfus Small Cap Fund in place of the BlackRock Total Market Fund is consistent with the protection of Contract Owners and the purposes fairly intended by the policy and provisions of the 1940 Act and, thus, meets the standards necessary to support an order pursuant to Section 26(c) of the 1940 Act.

4.   The Insurance Company has reserved the right under the each of the Separate Account's Contracts to substitute shares of another underlying mutual fund for one of the current underlying mutual funds offered as an investment option under the Contracts. The Contract prospectuses disclose this right.

5.   Applicants submit that the Substitution will provide Contract Owners with a comparable investment vehicle which will not circumvent Contract Owner-initiated decisions and the Insurance Company's obligations under the Contracts, and will enable Contract Owners to continue to use the full range of applicable Contract features as they currently use them. The Substitution will have no impact on the Contract Owners' rights or privileges under the Contracts.

6.   Applicants submit that the proposed Substitution is not the type of costly forced redemption that section 26 was designed to prevent. The Contracts provide Contract Owners with investment discretion to allocate and reallocate their Contract values among the available sub-accounts that invest in the underlying mutual fund investment options. Applicants submit that, after the proposed Substitution, ten investment options will be offered under the Separate

Account Contracts, and as such, the likelihood of a Contract Owner being invested in an undesired underlying mutual fund is minimized because the Contract Owners are able to select from ten investment options that have a full range of investment objectives, investment strategies and managers. Applicants further state that the proposed Substitution is designed to provide Contract Owners with the foregoing benefits while enabling them to continue their investment in a similar investment option without interruption and at no additional cost to them.

7.   The proposed transactions will take place at relative net asset value in conformity with the requirements of section 22(c) of the 1940 Act and rule 22c-1 thereunder without the imposition of any transfer or similar charges by the Applicants. The Substitution will be effected without change in the amount or value of any Contract held by the Affected Contract Owners. The Substitution will in no way alter the tax treatment of Affected Contract Owners in connection with their Contracts, and no tax liability will arise for Affected Contract Owners as a result of the Substitution. The Substitution will not result in an increase in Contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged by the Separate Accounts.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   The Substitution will not be effected unless the Insurance Company determines that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the application; (b) the Substitution can be consummated as described in the application under applicable insurance laws; and (c) any

regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitution.

2.   The Insurance Company or its affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the Affected Contract Owners to effect the Substitution. The proposed Substitution will not cause the Contract fees and charges currently being paid by Contract Owners to be greater after the proposed Substitution than before the proposed Substitution.

3.   The Substitution will be effected at the relative net asset values of the respective shares of the Replacement Funds in conformity with section 22(c) of the 1940 Act and rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants. The Substitution will be effected without change in the amount or value of any Contracts held by Affected Contract Owners.

4.   The Substitution will in no way alter the tax treatment of Affected Contract Owners in connection with their Contracts, and no tax liability will arise for Affected Contract Owners as a result of the Substitution.

5.   The obligations of the Applicants and the rights of the Affected Contract Owners under the Contracts will not be altered in any way. The Substitution will not adversely affect any riders under the Contracts.

6.   Affected Contract Owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the respective Existing Fund (before the Substitution Date) or the corresponding Replacement Fund (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at

least 30 days before the Substitution Date through at least 30 days following the Substitution

Date. Except as described in any market timing/short-term trading provisions of the relevant

prospectus, the Applicants will not exercise any right they may have under the Contracts to

impose restrictions on transfers between the subaccounts under the Contracts, including

limitations on the future number of transfers, for a period beginning at least 30 days before the

Substitution Date through at least 30 days following the Substitution Date.

       7.   All Affected Contract Owners will be notified at least 30 days before the

Substitution Date about: (a) the intended substitution of the Existing Funds with the Replacement

Funds; (b) the intended Substitution Date; and (c) information with respect to transfers as set

forth in Condition 6 above. In addition, the Applicants will deliver to all Affected Contract

Owners, at least thirty (30) days before the Substitution Date, a prospectus for the applicable

Replacement Fund.

       8.   The Applicants will deliver to each Affected Contract Owner within five (5)

business days of the Substitution Date a written confirmation which will include: (a) a

confirmation that the Substitution was carried out as previously notified; (b) a restatement of the

information set forth in the Pre-Substitution Notice; and (c) the values of the Contract Owners'

positions in the Existing Funds before the Substitution and the Replacement Funds after the

Substitution.

       9.   Applicants and their affiliates will not receive, for three years from the

Substitution Date, any direct or indirect benefits from the Replacement Funds, their investment

advisers or underwriters (or their affiliates), in connection with assets attributable to Contracts

affected by the Substitution, at a higher rate than they had received from the Existing Funds,

their investment advisers or underwriters (or their affiliates), including without limitation 12b-1 fees, shareholder service, administrative or other service fees, revenue sharing, or other arrangements.

10.   Applicants agree that for those Contracts with assets allocated to the BlackRock Total Market Fund on the Substitution Date, for a period of one year following the Substitution Date, the Insurance Company or an affiliate thereof will reimburse, at least as frequently as the last business day of each fiscal quarter, the Contract Owners whose subaccounts invest in the Dreyfus Small Cap Fund to the extent that the Dreyfus Small Cap Fund's net annual operating expenses (taking into account fee waivers and expense reimbursements) for such period exceed, on an annualized basis, the net annual operating expenses of the BlackRock Total Market Fund for the most recent fiscal year preceding the date of the most recently filed application. The Insurance Company will not increase the Contract fees and charges that would otherwise be assessed under the terms of the Contracts for a period of at least one year following the Substitution Date.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary